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                              March 4, 2021

       Timothy Baxter
       Chief Executive Officer
       Express, Inc.
       1 Express Drive
       Columbus, Ohio 43230

                                                        Re: Express, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 22,
2021
                                                            File No. 333-253368

       Dear Mr. Baxter:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed February 22, 2021

       General

   1. We note recent volatility in the price of your common shares listed on the New York
                                                        Stock Exchange. Please
revise your registration statement to provide specific, tailored disclosure about
volatility in your trading price and market events and conditions, including your
particular situation and the potential impact on investors. For guidance, please refer to the
Division of Corporation Finance   s Sample Letter to Companies
                                                        Regarding Securities
Offerings During Times of Extreme Price Volatility, which is available on the
Commission   s website. If you believe that certain comments in the
                                                        sample letter are not
relevant given the particular circumstances of your business, please tell us why.
 Timothy Baxter
Express, Inc.
March 4, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any questions.



                                                           Sincerely,
FirstName LastNameTimothy Baxter
                                                           Division of
Corporation Finance
Comapany NameExpress, Inc.
                                                           Office of Trade &
Services
March 4, 2021 Page 2
cc:       Robert M. Hayward, P.C.
FirstName LastName